中國製藥集團有限公司
China Pharmaceutical
Group Limited

INTERIM REPORT 2004

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	NOTES	For the six months ended June 30, 2004 HK$'000 (Unaudited)	2003 HK$'000 (Unaudited)
Turnover		**1,145,337**	1,360,282
Cost of sales		**(796,639)**	(776,210)
Gross profit		**348,698**	584,072
Other operating income		**4,250**	5,397
Distribution costs		**(64,328)**	(44,684)
Administrative expenses		**(103,199)**	(101,015)
Other operating expenses		**(5,487)**	(6,249)
Profit from operations	4	**179,934**	437,521
Finance costs		**(10,434)**	(14,575)
Share of profit of a jointly controlled entity		**2,126**	3,050
Profit before taxation		**171,626**	425,996
Taxation	5	**(25,802)**	(65,356)
Profit before minority interests		**145,824**	360,640
Minority interests		**(289)**	(1,279)
Profit attributable to shareholders		**145,535**	359,361
Earnings per share	7		
Basic		**HK9.46 cents**	HK23.92 cents
Diluted		**N/A**	HK23.43 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2004

	NOTES	**6.30.2004 HK$'000 (Unaudited)**	12.31.2003 HK$'000 (Audited)
Non-current assets			
Property, plant and equipment	8	**2,079,742**	1,739,164
Intangible assets	9	**69,925**	60,431
Goodwill		**57,356**	58,947
Interest in a jointly controlled entity		**23,036**	21,235
Loan receivable		**1,450**	1,450
Pledged bank deposits	14	**29,961**	48,494
Deposits paid for acquisition of property, plant and equipment		**147,491**	91,570
		2,408,961	2,021,291
Current assets			
Inventories		**393,053**	291,854
Trade and other receivables	10	**444,119**	438,572
Bills receivable		**75,373**	91,477
Loan receivable		**795**	795
Trade receivables due from related companies		**878**	2,529
Amount due from a jointly controlled entity		**12,805**	11,969
Pledged bank deposits	14	**25,773**	29,938
Bank balances and cash		**490,202**	473,199
		1,442,998	1,340,333
Current liabilities			
Trade and other payables	11	**561,908**	481,091
Bills payable		**432,601**	299,345
Amount due to ultimate holding company		**54,141**	26,111
Taxation payable		**27,443**	17,169
Bank loans – due within one year	12	**170,152**	161,299
		1,246,245	985,015
Net current assets		**196,753**	355,318
Total assets less current liabilities		**2,605,714**	2,376,609
Minority interests		**8,561**	8,272
Non-current liabilities			
Loans from ultimate holding company		**101,590**	101,590
Bank loans – due after one year	12	**336,000**	145,050
		437,590	246,640
		2,159,563	2,121,697
Capital and reserves			
Share capital		**153,812**	153,812
Reserves		**2,005,751**	1,967,885
		2,159,563	2,121,697

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Share capital HK$'000	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000	Accumulated profits HK$'000	Total HK$'000
At January 1, 2003	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
Transfers, net of minority interests' share	-	-	-	-	29,109	(29,109)	-
Profit attributable to shareholders	-	-	-	-	-	359,361	359,361
Dividend paid (note 6)	-	-	-	-	-	(90,136)	(90,136)
At June 30, 2003	150,221	1,098,125	(167,254)	2,692	166,784	811,794	2,062,362
Exercise of share options	3,591	18,622	-	-	-	-	22,213
Share issue expenses	-	(20)	-	-	-	-	(20)
Share of non-distributable reserves of a jointly controlled entity	-	-	-	-	2,988	(2,988)	-
Transfers, net of minority interests' share	-	-	-	-	24,338	(24,338)	-
Profit attributable to shareholders	-	-	-	-	-	144,808	144,808
Dividend paid (note 6)	-	-	-	-	-	(107,666)	(107,666)
At December 31, 2003	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697
Profit attributable to shareholders	-	-	-	-	-	145,535	145,535
Dividend paid (note 6)	-	-	-	-	-	(107,669)	(107,669)
At June 30, 2004	153,812	1,116,727	(167,254)	2,692	194,110	859,476	2,159,563
Attributed to:							
- The Company and subsidiaries	153,812	1,116,727	(160,130)	2,585	187,617	838,986	2,139,597
- Jointly controlled entity	-	-	(7,124)	107	6,493	20,490	19,966
	153,812	1,116,727	(167,254)	2,692	194,110	859,476	2,159,563

Note: The non-distributable reserves represent statutory reserves appropriated from the profit after taxation of the Company's PRC subsidiaries and jointly controlled entity under the PRC laws and regulations.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2004

	For the six months ended June 30,	
	2004	2003
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash from operating activities	**360,099**	427,921
Net cash used in investing activities	**(463,260)**	(54,562)
Net cash from (used in) financing activities	**120,164**	(325,042)
Net increase in cash and cash equivalents	**17,003**	48,317
Cash and cash equivalents brought forward	**473,199**	324,274
Cash and cash equivalents carried forward		
Bank balances and cash	**490,202**	372,591

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2003.

3. SEGMENT INFORMATION

Business segments

The Group reports its primary segment information by products which are bulk drugs, including vitamin C series, penicillin series, cephalosporin series, finished drugs and others. Segment information about these products is presented below:

For the six months ended June 30, 2004

	Bulk Drugs						
	Vitamin C series HK$'000	Penicillin series HK$'000	Cephalosporin series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	291,023	171,227	230,857	450,549	1,681	-	1,145,337
Inter-segment sales	-	100,785	31,193	-	-	(131,978)	-
TOTAL	291,023	272,012	262,050	450,549	1,681	(131,978)	1,145,337
SEGMENT RESULT	121,310	9,473	28,222	34,205	(4,209)		189,001
Unallocated corporate expenses							(9,067)
Profit from operations							179,934
Finance costs							(10,434)
Share of profit of a jointly controlled entity					2,126		2,126
Profit before taxation							171,626
Taxation							(25,802)
Profit before minority interests							145,824
Minority interests							(289)
Profit attributable to shareholders							145,535

Inter-segment sales are charged at prevailing market rates.

For the six months ended June 30, 2003

	Bulk Drugs Vitamin C series HK$'000	Bulk Drugs Penicillin series HK$'000	Bulk Drugs Cephalosporin series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	424,688	306,319	261,884	366,198	1,193	-	1,360,282
Inter-segment sales	-	102,657	52,074	-	-	(154,731)	-
TOTAL	424,688	408,976	313,958	366,198	1,193	(154,731)	1,360,282
SEGMENT RESULT	244,959	86,821	53,650	57,743	79		443,252
Unallocated corporate expenses							(5,731)
Profit from operations							437,521
Finance costs							(14,575)
Share of profit of a jointly controlled entity					3,050		3,050
Profit before taxation							425,996
Taxation							(65,356)
Profit before minority interests							360,640
Minority interests							(1,279)
Profit attributable to shareholders							359,361

Inter-segment sales are charged at prevailing market rates.

Geographical segments

Segment information about the Group's operations by geographical market is presented below:

	For the six months ended June 30, 2004 HK$'000	For the six months ended June 30, 2003 HK$'000
The People's Republic of China (the "PRC")	**848,345**	974,236
Asia other than the PRC	**136,529**	146,873
Europe	**69,379**	96,655
America	**82,195**	91,108
Others	**8,889**	51,410
	1,145,337	1,360,282

Contribution to profit by geographical market has not been presented as the contribution to profit from each market is substantially in line with the overall Group ratio of profit to turnover.

4. PROFIT FROM OPERATIONS

	For the six months ended June 30,	
	2004	2003
	HK$'000	HK$'000
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets included in administrative expenses	**6,128**	6,873
Amortisation of goodwill included in administrative expenses	**1,591**	1,546
Depreciation and amortisation	**70,536**	63,111
Research and development expenses	**1,075**	586
Bank interest income	**(943)**	(774)

5. TAXATION

	For the six months ended June 30,	
	2004	2003
	HK$'000	HK$'000
The charge comprises:		
PRC income tax	**25,477**	64,616
Share of taxation of a jointly controlled entity	**325**	740
	25,802	65,356

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the period. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain of the Group's PRC subsidiaries are entitled to exemption and tax relief from PRC income tax in the initial profit-making years. The taxation charge for the period represents provision for taxation which has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

There was no significant deferred taxation for the period or at the balance sheet date.

6. DIVIDEND

During the period, a dividend of HK7.0 cents per share (January 1, 2003 to June 30, 2003: HK6.0 cents per share) was paid to shareholders as the final dividend for the year ended December 31, 2003.

The directors do not recommend the payment of an interim dividend for the period ended June 30, 2004 (January 1, 2003 to June 30, 2003: HK7.0 cents per share).

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	For the six months ended June 30,	
	2004	2003
Profit attributable to shareholders	**HK$145,535,000**	HK$359,361,000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,538,124,661**	1,502,212,661
Effect of dilutive potential ordinary shares in respect of share options		31,350,946
Weighted average number of ordinary shares for the purposes of diluted earnings per share		1,533,563,607

No diluted earnings per share was presented for the six months ended June 30, 2004 as there was no potential ordinary shares in issue during the period.

8. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent HK$416,429,000 on acquisition of property, plant and equipment.

9. ADDITIONS TO INTANGIBLE ASSETS

During the period, the Group spent HK$15,622,000 on acquisition of intangible assets including utility rights and technical knowhow.

10. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing a credit period from 30 days to 90 days to its trade customers. An aged analysis of trade receivables is as follows:

	6.30.2004 HK$'000	12.31.2003 HK$'000
0 to 90 days	**315,652**	325,490
91 to 180 days	**22,242**	24,222
181 to 365 days	**2,138**	629
	340,032	350,341
Other receivables	**104,087**	88,231
	444,119	438,572

11. TRADE AND OTHER PAYABLES

An aged analysis of trade payables is as follows:

	6.30.2004 HK$'000	12.31.2003 HK$'000
0 to 90 days	**254,199**	260,909
91 to 180 days	**32,221**	27,572
181 to 365 days	**26,782**	18,075
More than 365 days	**28,713**	8,216
	341,915	314,772
Other payables	**219,993**	166,319
	561,908	481,091

12. BANK LOANS

During the period, the Group obtained new bank loans amounting to HK$298,709,000. The loans bear interest at prevailing market rates and were used to finance the general operations of the Group. In addition, the Group also repaid bank loans of HK$98,906,000 during the period.

13. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	6.30.2004 HK$'000	12.31.2003 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**512,732**	233,474

14. PLEDGE OF ASSETS

Included in pledged bank deposits were pledged deposits for acquisition of property, plant and equipment of HK$29,961,000, which were classified in the balance sheet as non-current. The remaining balance represents deposits pledged by the Group to banks to secure short-term banking facilities granted to the Group and were classified as current assets.

At the balance sheet date, the Company had pledged all its equity interests in one of its wholly- owned subsidiary, Weisheng Pharmaceutical (Shijiazhuang) Co., Limited, to a bank to secure bank loan granted to the Company.

15. CONNECTED TRANSACTIONS, RELATED PARTY TRANSACTIONS AND BALANCES

During the period, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the period, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2004 HK$'000	2003 HK$'000
Shijiazhuang Pharmaceutical Group Company Limited ("SPG", the ultimate holding company of the Company) and its subsidiaries (collectively the "SPG Group")	Sale of finished goods (note a)	**1,932**	4,844
	Purchase of raw materials (note a)	**21,939**	19,663
	Composite service fees (note b)	**1,492**	1,487
	Rental expenses (note c)	**687**	687
	Processing service charges (note d)	**9,662**	21,515
	Interest expenses on loans from ultimate holding company (note e)	**1,523**	–
	Income from provision of technology consultancy services (note f)	**978**	–
	Acquisition of a subsidiary (note g)	**–**	17,250
	Guarantee given by SPG (note h)	**150,000**	150,000
		6.30.2004 HK$'000	12.31.2003 HK$'000
	Balance due from (to) the SPG Group		
	– trade receivables	**878**	2,529
	– dividend payable	**(54,141)**	(26,111)
	– long-term loans (note e)	**(101,590)**	(101,590)

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2004 HK$'000	2003 HK$'000
Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong", a jointly controlled entity of the Group)	Purchase of raw materials (note a)	**14,182**	18,973
	Provision of utility services by the Group (note i)	**737**	305
		6.30.2004 HK$'000	12.31.2003 HK$'000
	Balance due from (to) Huarong		
	- dividend receivable	**6,122**	6,122
	- trade payables	**(4,001)**	(160)
	- non-trade receivables (note j)	**10,684**	6,007

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Pursuant to the service agreement entered into between the Group and the SPG Group, the service fees paid by the Group for all composite services, other than the provision of utilities, were based on the actual costs incurred by the SPG Group. For utilities service, the fees paid were based on the actual costs incurred by the SPG Group plus 2% as handling charge.

(c) Rental expenses were paid in accordance with the tenancy agreements entered into by the Group and the SPG Group.

(d) Pursuant to the service agreement entered into by the Group and the SPG Group, the Group paid processing service fees to the SPG Group based on the actual costs incurred on the services provided by the SPG Group.

(e) Included in loans from ultimate holding company is an amount of HK$93,545,000 which is interest bearing at prevailing market rates, the remaining balance is interest-free.

(f) Pursuant to the service agreements entered into by the Group and the SPG Group, the SPG Group paid technology consultancy service fees to the Group according to the progress of specific projects and agreed contract sum which is based on estimated cost plus percentage mark up.

(g) On February 19, 2003, the Company entered into an agreement with SPG and one of its subsidiaries for the acquisition by the Company of the entire issued share capital of Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd. for a consideration of HK$17,250,000. The acquisition was completed in June 2003.

(h) The guarantee was given by SPG to a bank to secure a bank loan granted to the Company.

(i) The utilities service fees paid by Huarong to the Group were based on the actual costs incurred by the Group.

(j) The amounts are unsecured, interest-free and repayable on demand.

BUSINESS REVIEW AND OUTLOOK

Results

For the first half of 2004, the Group's turnover and net profit amounted to HK$1,145.3 million and HK$145.5 million, representing decreases of 16% and 60% over the same period of last year respectively.

Vitamin C Series

The output of vitamin C for the period amounted to 7,429 tonnes, an increase of 3% over the same period of 2003. Following the completion of the capacity expansion of some PRC manufacturers, prices of vitamin C declined correspondingly. For the first and second quarters of the year, the average prices of vitamin C were US$5.91 and US$4.43 per kg respectively. The gross profit margin of the entire series decreased from 69.0% in the first half of 2003 to 52.1% in the period under review. The price pressure is expected to last in the second half of the year.

With the completion of the Group's new production line in June, our total production capacity has reached 30,000 tonnes per annum. We are now devoting all our efforts to expand market share and develop more downstream products.

Penicillin Series

The output of penicillin for the period amounted to 2,620 tonnes, an increase of 3% over the same period of 2003. Owing to the intensive market competition, prices remained low. For the first half of the year, the average prices of penicillin industrial salt and amoxicillin were US$9.26 and US$20.85 per kg respectively. The gross profit margin of the entire series decreased from 36.9% in the first half of 2003 to 18.8% in the period under review.

Looking ahead, market consolidation is likely to continue while prices will remain low in the second half of the year. The Group's new production line in Inner Mongolia is under construction. Once the new production line is put into operation, our production cost can be substantially reduced and we will be in a stronger position to expand our market share and improve the profit margin.

Cephalosporin Series

The output of 7-ACA for the period reached 360 tonnes, an increase of 15% over the same period of 2003. Having gone through the downward adjustment of prices for more than one year, the supply of 7-ACA in the market has gradually reduced and prices have started to rebound since March. The average prices of 7-ACA in the first and second quarters of the year were US$74.67 and US$92.13 per kg respectively. The gross profit margin of the entire series decreased from 27.4% in the first half of 2003 to 23.5% in the period under review. In order to avoid resurgence in market supply, we may lower the prices slightly in the second half of the year.

Finished Drugs

Owing to the intensive market competition, various finished drug products witnessed a decrease in prices during the first half of the year, thereby bringing down the gross profit margin of this line of business from 28.9% in the first half of 2003 to 24.4% in the period under review. As the PRC Government has tightened the regulation on the use of antibiotic drugs, the worsening market condition is likely to continue in the second half of the year.

FINANCIAL REVIEW

Liquidity and Financial Position

For the first half of 2004, the Group's operating activities generated a net cash inflow of HK$360.1 million. As there were some expansion projects under construction during the period, capital expenditure reached HK$416.4 million. At June 30, 2004, the Group's current ratio was 1.16 to 1. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in the PRC) slightly increased to 59 days. As some finished drug production lines will be closed temporarily in the third quarter for carrying out upgrading works, the Group has piled up inventories to ensure uninterrupted sales during the closure period. As a result, inventory turnover period (ratio of inventories balance to cost of goods sold) increased to 90 days.

At June 30, 2004, the Group had total borrowings of HK$607.7 million (comprising bank loans of HK$506.1 million and loan from ultimate holding company of HK$101.6 million). The maturity profile of the total borrowings spreads over a period of four years with HK$170.1 million repayable within one year and HK$437.6 million between one to four years. Net gearing ratio was 3%, which was calculated on the basis of the Group's total borrowings net of bank deposits, balances and cash of HK$545.9 million over equity at the balance sheet date.

74% of the Group's borrowings is denominated in Hong Kong dollars and the remaining 26% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. Our exposure to foreign exchange rate fluctuations is limited as the exchange rates between these currencies are relatively stable.

Capital Commitment and Pledge of Assets

At June 30, 2004, the Group had capital commitment of HK$512.7 million in respect of capital expenditure for the acquisition of property, plant and equipment.

At June 30, 2004, the Group had pledged all the equity interests of a wholly-owned subsidiary and bank deposits of HK$55.7 million for securing certain banking facilities granted to the Group.

EMPLOYEES

At the balance sheet date, the Group has about 8,284 employees, the majority of them are employed in the PRC. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at June 30, 2004, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

Name of director	Capacity	Number of shares held	Percentage of issued share capital
Cai Dong Chen	Beneficial owner	2,000,000	0.13%
Ding Er Gang	Trustee	25,000,000 *(Note)*	1.63%
	Beneficial owner	1,000,000	0.07%
Wei Fu Min	Beneficial owner	500,000	0.03%
Yue Jin	Beneficial owner	500,000	0.03%

Note: The shares are held in trust for SPG, the Company's substantial shareholder.

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at June 30, 2004, as required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Other than as disclosed under the sections headed "Directors' interests in shares, underlying shares and debentures" and "Share Option Scheme", at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The old share option scheme (the "Old Share Option Scheme") was adopted by the shareholders of the Company on May 27, 1994 and has expired on May 26, 2004. During the period, no share options have been granted, cancelled or lapsed under the Old Share Option Scheme.

On July 6, 2004, the shareholders of the Company approved the adoption of a new share option scheme (the "New Share Option Scheme") which complies with the new requirements of the Listing Rules.

No share options have been granted under the New Share Option Scheme.

SUBSTANTIAL SHAREHOLDER

As at June 30, 2004, the register of substantial shareholders maintained by the Company pursuant Section 336 of the SFO shows that the following shareholder had notified the Company of relevant interests in the share capital of the Company.

Name of substantial shareholder	Number of shares held	Percentage of issued share capital
Shijiazhuang Pharmaceutical Group Company Limited ("SPG")	783,316,161 *(Note)*	50.93%

Note: In respect of the 783,316,161 shares, 748,436,399 shares are held by SPG, 25,000,000 shares are held by Mr. Ding Er Gang, an executive director of the Company, as trustee for SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the shares and underlying shares of the Company as at June 30, 2004 or any other interests representing 5% or more the of the issued share capital of the Company as at June 30, 2004.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended June 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

The audit committee of the Company had reviewed with the management and external auditors of the Company the unaudited interim financial report for the six months ended June 30, 2004.

DISCLOSURE UNDER RULE 13.18 OF THE LISTING RULES

Pursuant to two term loan agreements, it will be an event of default under the loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of the term loans at June 30, 2004 was HK$450,025,000 and the last instalment repayment is due in October 2007.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under rule 13.18 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended June 30, 2004.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, August 26, 2004

根據上市規則第 13.18 條作出之披露

根據兩項定期貸款協議，如石藥公司持有少於 40% 之本公司已發行股本，將視作未有履行責任。於二零零四年六月三十日，該項定期貸款未償還之本金額為 450,025,000 港元，而最後一期還款之到期日為二零零七年十月。

除上文所披露者外，本公司並無其他事項須按上市規則第 13.18 條之規定而披露。

購買、出售或贖回本公司之上市證券

於截至二零零四年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

承董事會命
主席
蔡東晨

香港，二零零四年八月二十六日

購股期權計劃

舊購股期權計劃(「舊購股期權計劃」)乃由本公司股東於一九九四年五月二十七日採納，並已於二零零四年五月二十六日屆滿。期內，根據舊購股期權計劃概無購股期權獲授出、註銷或失效。

於二零零四年七月六日，本公司股東批准採納符合上市規則新規定之新購股期權計劃(「新購股期權計劃」)。

根據新購股期權計劃，並無授出任何購股期權。

主要股東

於二零零四年六月三十日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司股本持有之有關權益。

主要股東名稱	所持股份數目	佔已發行股本百分比
石家莊製藥集團有限公司(「石藥公司」)	783,316,161(附註)	50.93%

附註：在783,316,161股股份中，石藥公司持有748,436,399股，本公司之執行董事丁二剛先生以石藥公司信託人身份持有25,000,000股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有9,879,762股。

除上文所披露者外，據本公司所知，於二零零四年六月三十日在本公司股份及相關股份中概無任何其他有關權益或淡倉，於二零零四年六月三十日亦概無相當於本公司已發行股本5%或以上之任何其他權益。

公司管治

根據本公司之董事所知，並無任何資料可合理地顯示本公司現時或於截至二零零四年六月三十日止六個月內曾不遵守上市規則附錄14所載之最佳應用守則。

本公司之審核委員會與本公司之管理層及外聘核數師已審閱截至二零零四年六月三十日止六個月之未經審核中期財務報告。

僱員

於結算日，本集團共有僱員約8,284人，大部份受僱於國內。本集團繼續因應集團和個別員工的表現向僱員提供具競爭力的薪酬、酌情授予的購股期權及花紅。

董事之股份、相關股份及債券權益

於二零零四年六月三十日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

董事姓名	身份	所持股份數目		佔已發行股本百分比
蔡東晨	實益擁有人	2,000,000		0.13%
丁二剛	信託人	25,000,000	（附註）	1.63%
	實益擁有人	1,000,000		0.07%
魏福民	實益擁有人	500,000		0.03%
岳　進	實益擁有人	500,000		0.03%

附註：　該等股份乃為本公司之主要股東石藥公司以信託形式持有。

除上文所披露者外，於二零零四年六月三十日，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

董事購買股份或債券之權利

除上文「董事之股份、相關股份及債券權益」及「購股期權計劃」等環節所披露者外，於本期內任何時間，概無任何董事或彼等各自之配偶或18歲以下之子女獲授可藉購買本公司之股份或債券而獲得利益之權利；而彼等亦無行使任何該等權利；本公司或其任何附屬公司亦無訂立任何安排，致使董事可於任何其他法人團體中獲得該等權利。

成藥

面對着市場的激烈競爭，多種成藥產品的售價在上半年均出現下調，致令本業務的毛利率由二零零三年上半年的 28.9% 減少至本期的 24.4%。隨着中國政府加強對使用抗生素藥品的監管，預計下半年的經營環境將會進一步轉壞。

財務回顧

流動資金及財政狀況

在二零零四年上半年，本集團的經營活動帶來現金流入淨額 360,100,000 港元。由於期內進行若干擴充項目，資本開支達 416,400,000 港元。於二零零四年六月三十日，本集團的流動比率為 1.16 比 1。期內的應收賬周轉期（應收賬款及應收票據總結餘相對於銷售額（包含在中國內銷的增值稅）的比率）略為增加至 59 日。鑑於部份成藥生產線將於第三季暫停運作以便進行改良工程，本集團已增加存貨量以確保暫停運作期內的銷售不受影響。因此，存貨周轉期（存貨結餘相對於銷貨成本的比率）增加至 90 日。

於二零零四年六月三十日，本集團的貸款總額為 607,700,000 港元（包括銀行貸款 506,100,000 港元及來自最終控股公司的貸款 101,600,000 港元）。貸款總額於一至四年內到期，其中 170,100,000 港元須於一年內償還，其餘 437,600,000 港元須於一至四年內償還。淨資本負債比率為 3%，乃按結算日本集團的貸款總額扣除銀行存款、結存及現金 545,900,000 港元後除以股東資金而得出。

本集團 74% 的貸款以港元計值，餘下 26% 以人民幣計值，而本集團的收入為人民幣或美元。由於該等貨幣之間的滙率比較穩定，故本集團面對的外幣滙率波動有限。

資本承擔及資產抵押

於二零零四年六月三十日，本集團就有關購買物業、機器及設備的資本開支承擔為 512,700,000 港元。

於二零零四年六月三十日，本集團將一間全資附屬公司的全部股本權益及銀行存款 55,700,000 港元抵押予銀行，作為本集團獲批的若干銀行信貸的抵押。

業務回顧及展望

業績

於二零零四年上半年，本集團的營業額及純利分別為 1,145,337,000 港元及 145,535,000 港元，較去年同期分別減少 16% 及 60%。

維生素 C 系列

期內維生素 C 的產量為 7,429 噸，較二零零三年同期增加 3%。隨着國內部份生產商的擴大產能工程相繼完成，維生素 C 的售價亦相應回落。於本年第一季及第二季，維生素 C 的平均售價分別為每公斤 5.91 美元及 4.43 美元。整個系列的毛利率由二零零三年上半年的 69.0% 減少至本期的 52.1%。預計下半年的售價仍有下調壓力。

本集團的新生產線已於六月竣工，現時的總年產能力已達到 30,000 噸。本集團正全力開拓市場和開發更多深加工產品。

青霉素系列

期內青霉素的產量為 2,620 噸，較二零零三年同期增加 3%。由於市場競爭激烈，產品售價仍然處於低水平。於本年上半年，青霉素工業鹽及阿莫西林的平均售價分別為每公斤 9.26 美元及 20.85 美元。整個系列的毛利率由二零零三年上半年的 36.9% 減少至本期的 18.8%。

展望下半年，市場整固及售價偏低的局面仍會持續。本集團位於內蒙古的生產線正在興建，待其投產後，集團將能憑着低成本的優勢，進一步擴大市場佔有率及改善盈利水平。

頭孢菌素系列

期內 7-ACA 的產量達 360 噸，較二零零三年同期增加 15%。經過一年多的價格下調後，市場上 7-ACA 的供應已逐漸減少，售價亦從三月份開始回升。於本年第一季及第二季，7-ACA 的平均售價分別為每公斤 74.67 美元及 92.13 美元。整個系列的毛利率由二零零三年上半年的 27.4% 減少至本期的 23.5%。為避免市場上的供應再度增加，本集團考慮於下半年將售價略為下調。

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
河北華榮製藥有限公司（「華榮」，為本集團之合營企業）	採購原材料（附註a）	**14,182**	18,973
	本集團提供公用服務（附註i）	**737**	305

	二零零四年 六月三十日 千港元	二零零三年 十二月三十一日 千港元
應收（應付）華榮之結餘		
– 應收股息	**6,122**	6,122
– 應付貿易賬項	**(4,001)**	(160)
– 應收非貿易賬項（附註j）	**10,684**	6,007

附註：

(a) 該等交易乃參照市價而進行。

(b) 根據本集團與石藥集團訂立之服務協議，本集團就所有綜合服務（提供公用服務除外）支付之服務費乃根據石藥集團產生之實際成本計算。就提供公用服務，所支付之費用乃根據石藥集團產生之實際成本加2%手續費計算。

(c) 租金開支乃根據本集團與石藥集團訂立之租約而支付。

(d) 根據本集團與石藥集團訂立之服務協議，本集團按石藥集團就提供有關服務所產生之實際成本向石藥集團支付加工服務費。

(e) 最終控股公司貸款其中之93,545,000港元乃按當時之市場利率計息，餘款為免息。

(f) 根據本集團與石藥集團訂立之服務協議，石藥集團按特定項目之進度及協定之合約金額（根據估計成本加提價百分比計算），向本集團支付技術顧問服務費。

(g) 於二零零三年二月十九日，本公司與石藥公司及其一間附屬公司訂立協議，據此本公司購入中奇製藥技術（石家莊）有限公司之全部已發行股本，代價為17,250,000港元。該項收購事項於二零零三年六月完成。

(h) 有關擔保乃由石藥公司就本公司獲批之銀行貸款向銀行提供。

(i) 華榮向本集團支付之公用服務費乃根據本集團產生之實際成本計算。

(j) 該等款項為無抵押、免息及須按通知償還。

14. 資產抵押

已抵押銀行存款包括就購入物業、機器及設備而抵押之存款29,961,000港元，在資產負債表列為非流動性質。餘額為本集團就獲批之短期銀行信貸而抵押予銀行之存款，列為流動資產。

於結算日，本公司將其一間全資附屬公司維生藥業（石家莊）有限公司之全部股權抵押予一間銀行，作為本公司獲批之銀行貸款之抵押。

15. 關連交易、關聯人士交易及結餘

期內，本集團與關聯人士（根據上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。期內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零四年 千港元	 二零零三年 千港元
石家莊製藥集團有限公司（「石藥公司」，為本公司之最終控股公司）及其附屬公司（統稱「石藥集團」）	銷售製成品（附註a）	**1,932**	4,844
	採購原材料（附註a）	**21,939**	19,663
	綜合服務費（附註b）	**1,492**	1,487
	租金開支（附註c）	**687**	687
	加工服務費（附註d）	**9,662**	21,515
	最終控股公司貸款之利息支出（附註e）	**1,523**	–
	提供技術顧問服務之收入（附註f）	**978**	–
	收購附屬公司（附註g）	**–**	17,250
	石藥公司提供之擔保（附註h）	**150,000**	150,000

	二零零四年 六月三十日 千港元	二零零三年 十二月三十一日 千港元
應收（應付）石藥集團之結餘		
– 應收貿易賬項	**878**	2,529
– 應付股息	**(54,141)**	(26,111)
– 長期貸款（附註e）	**(101,590)**	(101,590)

10. 應收貿易賬項及其他款項

本集團向其貿易客戶提供30日至90日之信貸期。應收貿易賬項之賬齡分析如下:

	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
0至90日	**315,652**	325,490
91至180日	**22,242**	24,222
181至365日	**2,138**	629
	340,032	350,341
其他應收款項	**104,087**	88,231
	444,119	438,572

11. 應付貿易賬項及其他款項

應付貿易賬項之賬齡分析如下:

	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
0至90日	**254,199**	260,909
91至180日	**32,221**	27,572
181至365日	**26,782**	18,075
365日以上	**28,713**	8,216
	341,915	314,772
其他應付款項	**219,993**	166,319
	561,908	481,091

12. 銀行貸款

期內，本集團取得新借銀行貸款298,709,000港元。該等貸款按當時之市場利率計息，用作本集團一般營運資金。此外，本集團亦於期內償還銀行貸款98,906,000港元。

13. 資本承擔

於結算日，本集團之資本承擔如下:

	二零零四年六月三十日 千港元	二零零三年十二月三十一日 千港元
有關購入物業、機器及設備之已簽約但未在財務報表中撥備之資本開支	**512,732**	233,474

在中國成立之合營企業亦如上述附屬公司享有類似之中國稅務減免。

期內或於結算日並無重大之遞延稅項。

6. 股息

期內，本公司向股東派付每股7.0港仙之股息（二零零三年一月一日至二零零三年六月三十日：每股6.0港仙），乃截至二零零三年十二月三十一日止年度之末期股息。

董事會不建議派付截至二零零四年六月三十日止期間之中期股息（二零零三年一月一日至二零零三年六月三十日：每股7.0港仙）。

7. 每股盈利

期內之每股基本及攤薄盈利乃根據以下數字計算：

	截至六月三十日止六個月	
	二零零四年	二零零三年
股東應佔溢利	**145,535,000港元**	359,361,000港元
計算每股基本盈利所用之普通股加權平均數	**1,538,124,661**	1,502,212,661
有關購股期權對普通股之潛在攤薄影響		31,350,946
計算每股攤薄盈利所用之普通股加權平均數		1,533,563,607

由於期內並無可產生攤薄影響之潛在普通股，故無呈列截至二零零四年六月三十日止六個月之每股攤薄盈利。

8. 添置物業、機器及設備

期內，本集團動用416,429,000港元購入物業、機器及設備。

9. 添置無形資產

期內，本集團動用15,622,000港元購入無形資產（包括公用服務使用權及知識產權）。

由於從各地區市場所得之溢利與集團整體之溢利相對於營業額之比率相符，故無呈列按地區市場劃分之所得溢利。

4. 經營溢利

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
經營溢利已經扣除（計入）：		
計入行政開支之無形資產攤銷	**6,128**	6,873
計入行政開支之商譽攤銷	**1,591**	1,546
折舊及攤銷	**70,536**	63,111
研究及開發成本	**1,075**	586
銀行利息收入	**(943)**	(774)

5. 稅項

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
稅項包括：		
中國所得稅	**25,477**	64,616
應佔合營企業稅項	**325**	740
	25,802	65,356

由於本公司或其香港附屬公司在期內並無應課稅溢利，故毋須繳納香港利得稅款。其他司法權區之稅項乃按有關司法權區當時之稅率計算。

根據有關中國法律和規則，本集團若干中國附屬公司在初期之獲利年度可獲豁免及寬減中國所得稅。期內之稅項支出乃指稅項準備，並已計及上述稅務優惠。

截至二零零三年六月三十日止六個月

	原料藥						
	維生素C系列 千港元	青霉素系列 千港元	頭孢菌素系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	424,688	306,319	261,884	366,198	1,193	–	1,360,282
類別間銷售	–	102,657	52,074	–	–	(154,731)	–
總計	424,688	408,976	313,958	366,198	1,193	(154,731)	1,360,282
分類業績	244,959	86,821	53,650	57,743	79		443,252
未分配之公司支出							(5,731)
經營溢利							437,521
財務費用							(14,575)
應佔合營企業溢利					3,050		3,050
除稅前溢利							425,996
稅項							(65,356)
未計少數股東權益前溢利							360,640
少數股東權益							(1,279)
股東應佔溢利							359,361

類別間銷售乃按市場價格釐定。

按地域劃分

本集團業務按地區市場劃分之資料呈列如下:

	截至六月三十日止六個月	
	二零零四年 千港元	二零零三年 千港元
中華人民共和國(「中國」)	**848,345**	974,236
亞洲(不包括中國)	**136,529**	146,873
歐洲	**69,379**	96,655
美洲	**82,195**	91,108
其他地區	**8,889**	51,410
	1,145,337	1,360,282

3. 分類資料

按業務劃分

本集團呈報之基本分類資料以產品劃分，即原料藥（包括維生素C系列、青霉素系列及頭孢菌素系列）、成藥及其他產品。此等產品之分類資料呈列如下：

截至二零零四年六月三十日止六個月

	原料藥						
	維生素C系列 千港元	青霉素系列 千港元	頭孢菌素系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	291,023	171,227	230,857	450,549	1,681	–	1,145,337
類別間銷售	–	100,785	31,193	–	–	(131,978)	–
總計	291,023	272,012	262,050	450,549	1,681	(131,978)	1,145,337
分類業績	121,310	9,473	28,222	34,205	(4,209)		189,001
未分配之公司支出							(9,067)
經營溢利							179,934
財務費用							(10,434)
應佔合營企業溢利					2,126		2,126
除稅前溢利							171,626
稅項							(25,802)
未計少數股東權益前溢利							145,824
少數股東權益							(289)
股東應佔溢利							145,535

類別間銷售乃按市場價格釐定。

簡明綜合現金流動表

截至二零零四年六月三十日止六個月

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	千港元
	（未經審核）	（未經審核）
來自經營業務之現金淨額	**360,099**	427,921
投資活動所用之現金淨額	**(463,260)**	(54,562)
來自（用於）融資活動之現金淨額	**120,164**	(325,042)
現金及現金等值增加淨額	**17,003**	48,317
期初之現金及現金等值	**473,199**	324,274
期終之現金及現金等值		
銀行結存及現金	**490,202**	372,591

簡明財務報表附註

截至二零零四年六月三十日止六個月

1. 編製基準

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16所載之適用披露規定及香港會計師公會頒佈之會計實務準則第25條「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃根據歷史成本編製。

所採納之會計政策與編製本集團截至二零零三年十二月三十一日止年度之年度財務報表所用者一致。

簡明綜合股本權益變動報表

截至二零零四年六月三十日止六個月

	股本	股份溢價	商譽儲備	滙兌儲備	非分派儲備	累計溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
轉讓（扣除少數股東權益）	–	–	–	–	29,109	(29,109)	–
股東應佔溢利	–	–	–	–	–	359,361	359,361
已付股息（附註6）	–	–	–	–	–	(90,136)	(90,136)
於二零零三年六月三十日	150,221	1,098,125	(167,254)	2,692	166,784	811,794	2,062,362
行使購股期權	3,591	18,622	–	–	–	–	22,213
股份發行費用	–	(20)	–	–	–	–	(20)
應佔合營企業之非分派儲備	–	–	–	–	2,988	(2,988)	–
轉讓（扣除少數股東權益）	–	–	–	–	24,338	(24,338)	–
股東應佔溢利	–	–	–	–	–	144,808	144,808
已付股息（附註6）	–	–	–	–	–	(107,666)	(107,666)
於二零零三年十二月三十一日	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697
股東應佔溢利	–	–	–	–	–	145,535	145,535
已付股息（附註6）	–	–	–	–	–	(107,669)	(107,669)
於二零零四年六月三十日	153,812	1,116,727	(167,254)	2,692	194,110	859,476	2,159,563
下列公司應佔之儲備：							
– 本公司及附屬公司	153,812	1,116,727	(160,130)	2,585	187,617	838,986	2,139,597
– 合營企業	–	–	(7,124)	107	6,493	20,490	19,966
	153,812	1,116,727	(167,254)	2,692	194,110	859,476	2,159,563

附註：　非分派儲備包括根據中國法例及規例須自本公司之中國附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

簡明綜合資產負債表

於二零零四年六月三十日

	附註	二零零四年 六月三十日 千港元 （未經審核）	二零零三年 十二月三十一日 千港元 （經審核）
非流動資產			
物業、機器及設備	8	**2,079,742**	1,739,164
無形資產	9	**69,925**	60,431
商譽		**57,356**	58,947
於合營企業之權益		**23,036**	21,235
應收貸款		**1,450**	1,450
已抵押銀行存款	14	**29,961**	48,494
就收購物業、機器及設備支付之按金		**147,491**	91,570
		2,408,961	2,021,291
流動資產			
存貨		**393,053**	291,854
應收貿易賬項及其他款項	10	**444,119**	438,572
應收票據		**75,373**	91,477
應收貸款		**795**	795
應收關聯公司貿易款項		**878**	2,529
應收合營企業款項		**12,805**	11,969
已抵押銀行存款	14	**25,773**	29,938
銀行結存及現金		**490,202**	473,199
		1,442,998	1,340,333
流動負債			
應付貿易賬項及其他款項	11	**561,908**	481,091
應付票據		**432,601**	299,345
應付最終控股公司款項		**54,141**	26,111
應付稅項		**27,443**	17,169
銀行貸款 — 一年內到期	12	**170,152**	161,299
		1,246,245	985,015
淨流動資產		**196,753**	355,318
總資產減流動負債		**2,605,714**	2,376,609
少數股東權益		**8,561**	8,272
非流動負債			
最終控股公司貸款		**101,590**	101,590
銀行貸款 — 一年後到期	12	**336,000**	145,050
		437,590	246,640
		2,159,563	2,121,697
資本及儲備			
股本		**153,812**	153,812
儲備		**2,005,751**	1,967,885
		2,159,563	2,121,697

簡明綜合收益表

截至二零零四年六月三十日止六個月

		截至六月三十日止六個月	
		二零零四年	二零零三年
		千港元	千港元
	附註	**（未經審核）**	（未經審核）
營業額		**1,145,337**	1,360,282
銷售成本		**(796,639)**	(776,210)
毛利		**348,698**	584,072
其他經營收入		**4,250**	5,397
分銷成本		**(64,328)**	(44,684)
行政開支		**(103,199)**	(101,015)
其他經營開支		**(5,487)**	(6,249)
經營溢利	4	**179,934**	437,521
財務費用		**(10,434)**	(14,575)
應佔合營企業溢利		**2,126**	3,050
除稅前溢利		**171,626**	425,996
稅項	5	**(25,802)**	(65,356)
除少數股東權益前溢利		**145,824**	360,640
少數股東權益		**(289)**	(1,279)
股東應佔溢利		**145,535**	359,361
每股盈利	7		
基本		**9.46 港仙**	23.92 港仙
攤薄		**不適用**	23.43 港仙

中國製藥集團有限公司
China Pharmaceutical
Group Limited

二零零四年中期報告

中國製藥集團有限公司

China Pharmaceutical Group Limited

INTERIM REPORT 2005

CONTENTS

DIRECTORS
Executive:
CAI Dong Chen *(Chairman)*
DING Er Gang
FENG Zhen Ying
JI Jian Ming
WEI Fu Min
YAO Shi An
YUE Jin

Non-executive:
LEE Ka Sze, Carmelo

Independent Non-executive:
CHAN Siu Keung, Leonard
GUO Shi Chang
HUO Zhen Xing
QI Mou Jia

SOLICITORS
Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

COMPANY SECRETARY
LEE Ka Sze, Carmelo

AUTHORISED REPRESENTATIVES
DING Er Gang
WEI Fu Min

REGISTERED OFFICE
Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE
Secretaries Limited
G/F., Bank of East Asia
Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

STOCK EXCHANGE
The Stock Exchange of Hong Kong Limited

STOCK CODE
1093

WEBSITE
www.cpg.hk

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review and Outlook

Results

For the first half of 2005, the Group's turnover and profit attributable to the equity holders of the Company amounted to HK$1,442,643,000 and HK$85,571,000, representing an increase of 26% and a decrease of 41% over the same period of last year respectively.

Vitamin C Series

The output of vitamin C for the period amounted to 14,694 tonnes, an increase of 98% over the same period of 2004. However, the price of vitamin C continued to decline during the period. For the first and second quarters of the year, the average prices of vitamin C were US$3.60 and US$3.26 per kg respectively. The gross profit margin of the entire series decreased from 52.1% in the first half of 2004 to 31.3% in the current period.

In the second half of the year, the Group would produce more downstream vitamin C products in order to improve the product mix and profit margin.

Penicillin Series

The output of penicillin for the period amounted to 2,483 tonnes, a decrease of 5% over the same period of 2004. Prices remained weak in the current period. For the first half of the year, the average prices of penicillin industrial salt and amoxicillin were US$9.07 and US$23.39 per kg respectively. The gross profit margin of the entire series decreased from 18.8% in the first half of 2004 to 9.4% in the current period.

Market consolidation is likely to continue while prices will remain low in the second half of the year. However, the Group expects the production costs could be reduced in the second half of the year following the operation of the new production line in Inner Mongolia.

Cephalosporin Series

The output of 7-ACA for the period reached 571 tonnes, an increase of 59% over the same period of 2004. Market demand for the product was strong in the current period. The average prices of 7-ACA in the first and second quarters of the year were US$86.80 and US$94.95 per kg respectively. The gross profit margin of the entire series increased from 16.2% in the first half of 2004 to 24.4% in the current period.

Finished Drugs

Though market competition remained fierce, our finished drug business was able to maintain its growing momentum. Revenue increased from HK$450.5 million in the first half of 2004 to HK$533.8 million in the current period. Gross profit margin slightly increased from 24.4% to 24.7%. However, market competition is expected to remain fierce in the second half of the year.

Financial Review

At June 30, 2005, the Group's current ratio was 1.20 as compared to 0.95 at December 31, 2004. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in PRC) slightly increased to 61 days as compared to 59 days at December 31, 2004. Inventory turnover period (ratio of inventories balance to cost of goods sold) increased from 91 days at December 31, 2004 to 101 days at June 30, 2005. In order to reduce the turnover period, the Group would strengthen its inventory control in the second half of the year. For the first half of 2005, the capital expenditure of the Group was HK$388.2 million.

At June 30, 2005, the Group had total borrowings of HK$1,453.1 million (comprising bank loans of HK$1,398.3 million and loans from ultimate holding company of HK$54.8 million). The maturity profile of the total borrowings spreads over a period of four years with HK$94.2 million repayable within one year and HK$1,358.9 million between one to four years. Net gearing ratio was 45%, which was calculated on the basis of the Group's total borrowings net of bank deposits, bank balances and cash of HK$405.3 million over equity at the balance sheet date.

44% of the Group's borrowings is denominated in Hong Kong dollars and the remaining 56% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. The Group is of the view that our exposure to foreign exchange rate risk is limited.

Employees

At the balance sheet date, the Group has about 9,842 employees, the majority of them are employed in the PRC. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

INDEPENDENT REVIEW REPORT

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF CHINA PHARMACEUTICAL GROUP LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 6 to 19.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 ''Interim Financial Reporting'' issued by the Hong Kong Institute of Certified Public Accountants (''HKICPA'') and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 ''Engagements to Review Interim Financial Reports'' issued by the HKICPA. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended June 30, 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
September 7, 2005

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2005

	NOTES	For the six months ended June 30, 2005 HK$'000 (Unaudited)	2004 HK$'000 (Unaudited and restated)
Turnover		**1,442,643**	1,145,337
Cost of sales		**(1,102,790)**	(796,639)
Gross profit		**339,853**	348,698
Other operating income		**5,982**	4,250
Distribution costs		**(71,106)**	(64,328)
Administrative expenses		**(141,406)**	(103,199)
Other operating expenses		**(14,078)**	(5,487)
Profit from operations		**119,245**	179,934
Share of (loss) profit of a jointly controlled entity		**(438)**	1,801
Finance costs		**(25,575)**	(10,434)
Profit before taxation	4	**93,232**	171,301
Income tax expenses	5	**(7,665)**	(25,477)
Profit for the period		**85,567**	145,824
Attributable to:			
Equity holders of the Company		**85,571**	145,535
Minority interests		**(4)**	289
		85,567	145,824
Basic earnings per share	6	**HK5.56 cents**	HK9.46 cents
Dividend	7	**–**	107,669

CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2005

	NOTES	6.30.2005 HK$'000 (Unaudited)	12.31.2004 HK$'000 (Audited and restated)
Non-current assets			
Property, plant and equipment	8	**3,156,128**	2,908,319
Prepaid lease payments	9	**116,968**	101,448
Intangible assets	10	**64,058**	69,950
Goodwill		**55,764**	55,764
Interest in a jointly controlled entity		**24,216**	24,654
Loan receivable		**655**	655
Pledged bank deposits	15	**3,761**	9,416
Deposits paid for acquisition of property, plant and equipment		**–**	47,305
		3,421,550	3,217,511
Current assets			
Prepaid lease payments	9	**3,612**	2,837
Inventories		**613,515**	452,855
Trade and other receivables	11	**566,311**	413,629
Bills receivable		**175,760**	90,331
Loan receivable		**795**	795
Trade receivables due from related companies		**17,287**	3,854
Amount due from a jointly controlled entity		**17,274**	16,806
Pledged bank deposits	15	**666**	7,282
Bank balances and cash		**400,851**	501,346
		1,796,071	1,489,735
Current liabilities			
Trade and other payables	12	**1,043,106**	861,340
Bills payable		**299,117**	388,040
Amount due to related companies		**58,028**	58,423
Trade payable due to a jointly controlled entity		**4,128**	4,414
Taxation payable		**4,081**	3,892
Bank loans – due within one year	13	**94,177**	249,813
		1,502,637	1,565,922
Net current assets (liabilities)		**293,434**	(76,187)
Total assets less current liabilities		**3,714,984**	3,141,324
Non-current liabilities			
Loans from ultimate holding company		**54,818**	54,818
Bank loans – due after one year	13	**1,304,172**	817,409
		1,358,990	872,227
		2,355,994	2,269,097
Capital and reserves			
Share capital		**153,812**	153,812
Reserves		**2,190,798**	2,105,227
Equity attributable to equity holders of the Company		**2,344,610**	2,259,039
Minority interests		**11,384**	10,058
		2,355,994	2,269,097

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Share capital *HK$'000*	Share premium *HK$'000*	Goodwill reserve *HK$'000*	Translation reserve *HK$'000*	Non-distributable reserves *HK$'000*	Accumulated profits *HK$'000*	Equity attributable to equity holders of the Company *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At January 1, 2004	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697	8,272	2,129,969
Profit for the period	–	–	–	–	–	145,535	145,535	289	145,824
Dividend paid (note 7)	–	–	–	–	–	(107,669)	(107,669)	–	(107,669)
At June 30, 2004	153,812	1,116,727	(167,254)	2,692	194,110	859,476	2,159,563	8,561	2,168,124
Capital contributions by minority shareholders of a subsidiary	–	–	–	–	–	–	–	1,966	1,966
Share of non-distributable reserves of a jointly controlled entity	–	–	–	–	865	(865)	–	–	–
Transfers	–	–	–	–	81,359	(81,359)	–	–	–
Profit for the period	–	–	–	–	–	99,476	99,476	92	99,568
Dividends paid to minority shareholders of a subsidiary	–	–	–	–	–	–	–	(561)	(561)
At December 31, 2004	153,812	1,116,727	(167,254)	2,692	276,334	876,728	2,259,039	10,058	2,269,097
Capital contributions by minority shareholders of a subsidiary	–	–	–	–	–	–	–	1,330	1,330
Profit for the period	–	–	–	–	–	85,571	85,571	(4)	85,567
At June 30, 2005	153,812	1,116,727	(167,254)	2,692	276,334	962,299	2,344,610	11,384	2,355,994
Attributed to:									
– The Company and subsidiaries	153,812	1,116,727	(160,130)	2,585	268,976	941,494	2,323,464	11,384	2,334,848
– Jointly controlled entity	–	–	(7,124)	107	7,358	20,805	21,146	–	21,146
	153,812	1,116,727	(167,254)	2,692	276,334	962,299	2,344,610	11,384	2,355,994

Note: The non-distributable reserves represent statutory reserves appropriated from the profit after taxation of the Company's PRC subsidiaries and jointly controlled entity under the PRC laws and regulations.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2005

	For the six months ended June 30,	
	2005	2004
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash (used in) from operating activities	**(81,584)**	360,099
Net cash used in investing activities:		
Proceeds from disposal of property, plant and equipment	**2,978**	2,014
Acquisition of property, plant and equipment	**(322,863)**	(413,623)
Acquisition of intangible assets	**(1,526)**	(15,622)
Acquisition of leasehold land	**(18,043)**	(2,806)
Other investing cash flows	**14,991**	(33,223)
	(324,463)	(463,260)
Net cash from financing activities:		
New bank loans raised	**896,147**	298,709
Repayments of bank borrowings	**(565,020)**	(98,906)
Other financing cash flows	**(25,575)**	(79,639)
	305,552	120,164
Net (decrease) increase in cash and cash equivalents	**(100,495)**	17,003
Cash and cash equivalents brought forward	**501,346**	473,199
Cash and cash equivalents carried forward		
Bank balances and cash	**400,851**	490,202

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2005

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (''Listing Rules'') and Hong Kong Accounting Standard (''HKAS'') 34 ''Interim Financial Reporting'' issued by the Hong Kong Institute of Certified Public Accountants (the ''HKICPA'').

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2004, excepted as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards (HKASs) and Interpretations (hereinafter collectively referred to as ''new HKFRSs'') issued by the HKICPA that are effective for accounting periods beginning on or after January 1, 2005.

The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and statement of changes in equity. In particular, the presentation of minority interests and share of tax of a jointly controlled entity have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Goodwill

In the current period, the Group has applied HKFRS 3, ''Business Combinations'' and the principal effects are summarised below:

In previous periods, goodwill arising on acquisitions prior to January 1, 2001 was held in reserves, and goodwill arising on acquisitions after January 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves continues to be held in reserves and will be transferred to the retained earnings of the Group at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from January 1, 2005 onwards and goodwill will be tested for impairment at least annually or in the financial year in which the acquisition takes place. Goodwill arising on acquisitions after January 1, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for

2004 have not been restated. The Group estimates that the adoption of HKFRS 3 in the six months beginning on January 1, 2005 in relation to discontinued goodwill amortisation would result in an increase in the net profit for period of HK$1,591,000.

Business Combinations

In the current period, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to January 1, 2005 is treated as a non-monetary foreign currency item of the Company. Therefore, no prior period adjustment has been made.

Financial Instruments

In the current period, the Group has applied HKAS 39 "Financial Instruments: Recognition and Measurement" HKAS 39, which is effective for annual periods beginning on or after January 1, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis.

From January 1, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of Statement of Standard Accounting Practice 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. The adoption of HKAS 39 has had no material effect on the Group's accumulated profits.

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and is stated at cost less depreciation and amortisation at the balance sheet date and any accumulated impairment losses. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. The effects of the changes in HKAS 17 are as follows:

On balance sheet items

	As at 31.12.2004 (originally stated) *HK$'000*	Adjustments *HK$'000*	As at 1.1.2005 (restated) *HK$'000*
Property, plant and equipment	3,012,604	(104,285)	2,908,319
Prepaid lease payments	–	104,285	104,285
Net effects on assets and liabilities	3,012,604	–	3,012,604

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKFRS-Int 4	Determining whether an Arrangement Contains a Lease
HKFRS-Int 5	Rights to Interests Arising from Decommissing, Restoration and Environmental Rehabilitation Funds

3. SEGMENT INFORMATION

Business segments

The Group reports its primary segment information by products which are bulk drugs, including vitamin C series, penicillin series, cephalosporin series, finished drugs and others. Segment information about these products is presented below:

For the six months ended June 30, 2005

	Bulk Drugs						
	Vitamin C series *HK$'000*	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	370,174	158,960	376,431	533,768	3,310	–	1,442,643
Inter-segment sales	–	115,811	72,916	–	–	(188,727)	–
TOTAL	370,174	274,771	449,347	533,768	3,310	(188,727)	1,442,643
SEGMENT RESULT	71,902	(12,227)	33,900	44,887	(8,395)		130,067
Unallocated corporate expenses							(10,822)
Share of loss of a jointly controlled entity					(438)		(438)
Finance costs							(25,575)
Profit before taxation							93,232
Income tax expenses							(7,665)
Profit for the period							85,567

Inter-segment sales are charged at prevailing market rates.

For the six months ended June 30, 2004

	Bulk Drugs						
	Vitamin C series *HK$'000*	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	291,023	171,227	230,857	450,549	1,681	–	1,145,337
Inter-segment sales	–	100,785	31,193	–	–	(131,978)	–
TOTAL	291,023	272,012	262,050	450,549	1,681	(131,978)	1,145,337
SEGMENT RESULT	121,310	9,473	28,222	34,205	(4,209)		189,001
Unallocated corporate expenses							(9,067)
Share of profit of a jointly controlled entity					1,801		1,801
Finance costs							(10,434)
Profit before taxation							171,301
Income tax expenses							(25,477)
Profit for the period							145,824

Inter-segment sales are charged at prevailing market rates.

Geographical segments

Segment information about the Group's operations by geographical market is presented below:

	For the six months ended June 30,	
	2005	2004
	HK$'000	HK$'000
TURNOVER		
The People's Republic of China (the "PRC")	**1,001,769**	848,345
Asia other than the PRC	**214,842**	136,529
Europe	**128,002**	69,379
America	**84,772**	82,195
Others	**13,258**	8,889
	1,442,643	1,145,337

4. PROFIT BEFORE TAXATION

	For the six months ended June 30,	
	2005	2004
	HK$'000	HK$'000
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of intangible assets included in administrative expenses	**7,418**	6,128
Amortisation of goodwill included in administrative expenses	–	1,591
Amortisation of prepaid lease payments	**1,748**	1,418
Depreciation of property, plant and equipment	**106,762**	69,118
Research and development expenses	**5,039**	1,075
Bank interest income	**(1,390)**	(943)
Share of PRC Enterprise Income tax of a jointly controlled entity (included in share of (loss) profit of a jointly controlled entity)	**22**	325

5. INCOME TAX EXPENSES

The charge comprises of PRC Enterprise Income Tax for both periods.

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they had no assessable profit for the periods. Taxation arising in other jurisdictions is calculated at the prevailing rate in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain of the Group's PRC subsidiaries are entitled to exemption from PRC Enterprise Income Tax starting from their initial profit- making years. The taxation charge for the period represents provision for taxation which has taken into account of these tax incentives.

There was no significant deferred taxation for the period or at the balance sheet date.

6. BASIC EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the ordinary equity holders of the Company for the six months ended June 30, 2005 is based on the following data:

	For the six months ended June 30,	
	2005	2004
Profit for the period attributable to equity holders of the Company	**HK$85,571,000**	HK$145,535,000
Number of ordinary shares for the purposes of basic earnings per share	**1,538,124,661**	1,538,124,661

No diluted earnings per share was presented for the six months ended June 30, 2005 and 2004 as there was no potential ordinary shares in issue during the periods.

7. DIVIDEND

During the period, no dividend was paid to shareholders as the final dividend for the year ended December 31, 2004 (January 1, 2004 to June 30, 2004: HK7.0 cents per share).

The directors resolved not to declare an interim dividend for the period ended June 30, 2005 (January 1, 2004 to June 30, 2004: Nil).

8. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent HK$322,863,000 on acquisition of property, plant and equipment.

In addition, the Group disposed certain property, plant and equipment with a carrying amount of HK$15,598,000, resulting in a loss on disposal of HK$12,620,000.

9. MOVEMENTS IN PREPAID LEASE PAYMENTS

During the period, the Group spent HK$18,043,000 on acquisition of leasehold land.

10. MOVEMENTS IN INTANGIBLE ASSETS

During the period, the Group spent HK$1,526,000 on acquisition of intangible assets.

11. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing a credit period from 30 days to 90 days to its trade customers. An aged analysis of trade receivables is as follows:

	6.30.2005	12.31.2004
	HK$'000	HK$'000
0 to 90 days	**332,105**	334,482
91 to 180 days	**33,597**	20,719
181 to 365 days	**1,110**	1,952
	366,812	357,153
Other receivables	**199,499**	56,476
	566,311	413,629

12. TRADE AND OTHER PAYABLES

An aged analysis of trade payables is as follows:

	6.30.2005	12.31.2004
	HK$'000	HK$'000
0 to 90 days	**415,681**	313,984
91 to 180 days	**40,118**	42,197
181 to 365 days	**33,612**	18,727
More than 365 days	**18,722**	18,358
	508,133	393,266
Other payables	**534,973**	468,074
	1,043,106	861,340

13. BANK LOANS

During the period, the Group obtained new bank loans amounted to approximately HK$896,147,000. The loans bear interest at prevailing market rates and were used to finance the general operations of the Group. In addition, the Group also repaid bank borrowings of approximately HK$565,020,000 during the period.

14. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	6.30.2005	12.31.2004
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**140,847**	339,758

15. PLEDGED BANK DEPOSITS

Included in pledged bank deposits were deposits pledged for acquisition of property, plant and equipment of HK$3,761,000, which were classified in the balance sheet as non-current. The remaining balance of HK$666,000 represents deposits pledged by the Group to banks to secure short-term banking facilities granted to the Group and was classified as current assets.

16. CONTINGENT LIABILITIES

The Company is aware that the Company and one of its wholly-owned subsidiary are named as, among others, defendants in a number of antitrust complaints filed in the United States (the "Antitrust Complaints"). As at June 30, 2005, two of the Antitrust Complaints have been served on the Company and the wholly-owned subsidiary. The details of the Antitrust Complaints have been previously announced and set out in the 2004 Annual Report of the Company.

The directors of the Company are of the view that the allegations in the Antitrust Complaints are without merit and the directors of the Company intend to contest the claims set out in the Antitrust Complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the Antitrust Complaints cannot be estimated with certainty at this stage.

17. CONNECTED TRANSACTIONS, RELATED PARTY TRANSACTIONS AND BALANCES

During the period, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the period, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2005 HK$'000	2004 HK$'000
Shijiazhuang Pharmaceutical Group Company Limited ("SPG", the ultimate holding company of the Company) and its subsidiaries excluding the Group (the "SPG Group")	Sale of finished goods (note a)	–	1,932
	Purchase of raw materials (note a)	39,811	21,939
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	–	1,492
	Rental expenses (note c)	519	687
	Processing service charges (note d)	–	9,662
	Interest expenses on loans from ultimate holding company (note e)	820	1,523
	Income from provision of technology consultancy services (note f)	–	978
	Guarantee given by SPG (note g)	–	150,000

	6.30.2005 HK$'000	12.31.2004 HK$'000
Balance due from (to) the SPG Group	17,287	3,854
– trade receivables	(3,887)	(4,282)
– trade payables	(54,141)	(54,141)
– dividend payable	(54,818)	(54,818)
– long-term loans (note e)		

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	*For the six months ended June 30,* 2005 HK$'000	2004 HK$'000
Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong"), a jointly controlled entity of the Group	Purchase of raw materials (note a)	18,502	14,182
	Provision of utility services by the Group (note h)	3,554	737

	6.30.2005 HK$'000	12.31.2004 HK$'000
Balance due from (to) Huarong		
– dividend receivable	6,122	6,122
– non-trade receivables (note i)	11,152	10,684
– trade payables	(4,128)	(4,414)

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2005 HK$'000	2004 HK$'000
Ouyi Pharmaceutical Co., Ltd. ("Ouyi"), an associate of SPG (note j)	Sale of finished goods (note a)	1,248	–
	Purchase of raw materials (note a)	6,319	–
	Rental income (note f)	150	–
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	131	–
	Income from provision of technology consultancy services (note f)	388	–

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Pursuant to the service agreement entered into between the Group and the SPG Group, the service fees paid by the Group for all composite services, other than the provision of utilities, were based on the natures and actual costs incurred by the SPG Group. For the provision of utilities, the service fees paid were based on the actual costs of the utilities incurred by the SPG Group plus 2% as handling charge.

(c) Rental expenses were paid in accordance with the tenancy agreements entered into by the Group and the SPG Group.

(d) Pursuant to the services agreement entered into by the Group and the SPG Group, the Group paid processing services fee to the SPG Group based on the actual costs incurred on the services provided by the SPG Group.

(e) Included in loans from ultimate holding company is an amount of HK$46,773,000 which is interest bearing at prevailing market rate, the remaining balance is interest-free.

(f) The transactions were based on terms agreed by both parties.

(g) The guarantee was given by SPG to a bank to secure a bank loan granted to the Company, the loan has been fully repaid during the period.

(h) The transactions were based on the actual costs incurred by the Group.

(i) The amounts are unsecured, interest-free and repayable on demand.

(j) Ouyi was a former subsidiary of SPG and became an associate company of SPG in July 2004. The Group's transactions with Ouyi prior to July 1, 2004 were included in the Group's transactions with the SPG Group as disclosed above as transactions with connected parties whereas the Group's transactions with Ouyi from July 1, 2004 to December 31, 2004 were disclosed as transactions with related parties.

18. POST BALANCE SHEET EVENTS

The following significant events took place subsequent to June 30, 2005:

(a) In July 2005, one more of the Antitrust Complaints has been served on the Company.

(b) In July 2005 and September, 2005, certain members of the Group entered into agreements in relation to certain continuing connected transactions with the SPG Group. The details of the continuing connected transactions and their proposed annual caps were disclosed in the Company's announcement dated July 5, 2005 and September 5, 2005.

OTHER INFORMATION

Directors' Interests in Shares, Underlying Shares and Debentrues

As at June 30, 2005, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Future Ordinance (''SFO'')), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the ''Stock Exchange'') pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the ''Model Code'') contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ''Listing Rules''), are as follows:

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share of the Company
Mr. Cai Dong Chen	Beneficial owner	2,000,000	0.13%

Other than as disclosed above, as at June 30, 2005, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangements to Purchase Shares or Debentures

Other than the share option scheme of the Company, at no time during the period was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Share Option Scheme

The Company's share option scheme was adopted on July 6, 2004 and is for the purpose of providing incentives to directors and employees of each member of the Group, eligible business consultants, professionals and other advisers who have rendered services or will render service to the Group as determined by the board of directors.

No option has been granted or agreed to be granted under the share option scheme since its adoption.

Substantial Shareholder

As at June 30, 2005, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholders had notified the Company of relevant interests in the share capital of the Company.

Name of substantial shareholder	Capacity	Number of ordinary shares of the Company held	Percentage of issued share capital
Shijiazhuang Pharmaceutical Group Company Limited ("SPG")	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%
Templeton Investment Counsel, LLC	Investment Manager	77,078,246	5.01%

Note: In respect of the 783,316,161 shares, 748,436,399 shares are held by SPG, 25,000,000 shares are held by Mr. Ding Er Gang, an executive director of the Company, as trustee for SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the shares and underlying shares of the Company as at June 30, 2005 or any other interests representing 5% or more of the issued share capital of the Company as at June 30, 2005.

Corporate Governance

On January 1, 2005, the Code of Best Practice has been replaced by the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules. The Company adopted all the code provisions in the Code as its own code on corporate governance practices.

During the period under review, the Company has met the code provisions (those which became effective for accounting period beginning on January 1, 2005) as set out in the Code and there has been no material deviation from the code provisions of the Code.

The interim results have been reviewed by the Company's external auditors in accordance with the Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the audit committee of the Company.

Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code during the period under review.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended June 30, 2005.

Disclosure Under Rule 13.18 of the Listing Rules

Pursuant to two bank loan agreements, it will be an event of default under each of these loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of these bank loans at June 30, 2005 was HK$640,000,000 and the last instalment repayment is due in April 2009.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under rule 13.18 of the Listing Rules.

By order of the Board
Cai Dong Chen
Chairman

Hong Kong, September 7, 2005

購買、出售或贖回上市證券

於截至二零零五年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

根據上市規則第 13.18 條作出之披露

根據兩項銀行貸款協議，如石藥公司持有少於 40% 之本公司已發行股本，將視作未有履行各項該等貸款協議之責任。於二零零五年六月三十日，該等銀行貸款之未償還本金額為 640,000,000 港元，而最後一期還款之到期日為二零零九年四月。

除上文所披露者外，本公司並無其他根據上市規則第 13.18 條須予披露之事項。

承董事會命
主席
蔡東晨

香港，二零零五年九月七日

主要股東名稱	身份	所持本公司普通股數目	佔已發行股本百分比
石家莊製藥集團有限公司（「石藥公司」）	實益擁有人及受控制公司	783,316,161（附註）	50.93%
Templeton Investment Counsel, LLC	投資經理	77,078,246	5.01%

附註： 在 783,316,161 股股份中，石藥公司持有 748,436,399 股，本公司之執行董事丁二剛先生以石藥公司信託人身份持有 25,000,000 股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有 9,879,762 股。

除上文所披露者外，據本公司所知，於二零零五年六月三十日在本公司股份及相關股份中概無任何其他有關權益或淡倉，於二零零五年六月三十日亦概無相當於本公司已發行股本 5% 或以上之任何其他權益。

公司管治

於二零零五年一月一日，最佳應用守則由上市規則附錄 14 所載之企業管治常規守則（「守則」）取代。本公司已將守則之所有守則條文採納為公司本身有關企業管治常規之守則。

在回顧期間，本公司已遵守守則所列之守則條文（由二零零五年一月一日開始之會計期間生效者），且並無重大偏離守則之守則條文。

中期業績經由本公司外部核數師根據核數準則第 700 號「受聘審閱中期財務報告」及本公司審核委員會審閱。

董事進行之證券交易

本公司已採納上市規則附錄 10 所載之標準守則。經向全體董事明確查詢後，本公司確認全體董事在回顧期間均有遵守標準守則訂明之準則。

其他資料

董事於股份、相關股份及債券之權益

於二零零五年六月三十日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司證券上市規則（「上市規則」）所載之上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益如下：

董事姓名	身份	所持普通股數目	佔本公司已發行股份百分比
蔡東晨先生	實益擁有人	2,000,000	0.13%

除上文所披露者外，於二零零五年六月三十日，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購買股份或債券之安排

除本公司購股期權計劃外，本公司或其任何控股公司、同集團附屬公司或附屬公司於期內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

購股期權計劃

本公司於二零零四年七月六日採納購股期權計劃，旨在獎勵由董事會決定之本集團各成員公司之董事及僱員、曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

自採納購股期權計劃以來，概無根據該計劃授出或同意授出購股期權。

主要股東

於二零零五年六月三十日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司股本持有之有關權益。

附註：

(a) 該等交易乃參照市價而進行。

(b) 根據本集團與石藥集團訂立之服務協議，本集團就所有綜合服務（提供公用服務除外）支付之服務費乃根據其性質及石藥集團產生之實際成本計算。就提供公用服務，所支付之費用乃根據石藥集團產生之實際成本加2%手續費計算。

(c) 租金開支乃根據本集團與石藥集團訂立之租約而支付。

(d) 根據本集團與石藥集團訂立之服務協議，本集團按石藥集團就提供有關服務所產生之實際成本向石藥集團支付加工服務費。

(e) 最終控股公司貸款其中之46,773,000港元乃按當時之市場利率計息，餘款為免息。

(f) 該等交易乃按雙方同意之條款進行。

(g) 該項擔保乃由石藥公司就本公司獲批之銀行貸款向銀行提供，有關貸款已於期內全數償還。

(h) 該等交易乃按本集團產生之實際成本進行。

(i) 該等款項為無抵押、免息及須按通知償還。

(j) 歐意為石藥公司之前附屬公司，於二零零四年七月成為石藥公司之聯營公司。本集團與歐意在二零零四年七月一日前進行之交易列入上文與關連人士之交易中披露之本集團與石藥集團之交易，至於本集團與歐意由二零零四年七月一日至二零零四年十二月三十一日進行之交易乃於上文與關聯人士之交易中披露。

18. 結算日後事項

以下重大事項於二零零五年六月三十日後出現：

(a) 於二零零五年七月，多一宗反壟斷投訴正式送達本公司。

(b) 於二零零五年七月及二零零五年九月，本集團若干成員公司就若干持續關連交易與石藥集團訂立協議。該等持續關連交易之詳情及其建議之年度上限已於本公司於二零零五年七月五日及二零零五年九月五日之公佈中披露。

(I) 關連人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
石家莊製藥集團有限公司（「石藥公司」，為本公司之最終控股公司）及其附屬公司（不計本集團）（統稱「石藥集團」）	銷售製成品（附註a）	–	1,932
	採購原材料（附註a）	**39,811**	21,939
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註b）	–	1,492
	租金開支（附註c）	**519**	687
	加工服務費（附註d）	–	9,662
	最終控股公司貸款之利息支出（附註e）	**820**	1,523
	提供技術顧問服務之收入（附註f）	–	978
	石藥公司提供之擔保（附註g）	–	150,000

		二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
	應收（應付）石藥集團之結餘		
	– 應收貿易賬項	**17,287**	3,854
	– 應付貿易賬項	**(3,887)**	(4,282)
	– 應付股息	**(54,141)**	(54,141)
	– 長期貸款（附註e）	**(54,818)**	(54,818)

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
河北華榮製藥有限公司（「華榮」），為本集團之合營企業	採購原材料（附註a）	**18,502**	14,182
	本集團提供公用服務（附註h）	**3,554**	737

		二零零五年 六月三十日 千港元	二零零四年 十二月三十一日 千港元
	應收（應付）華榮之結餘		
	– 應收股息	**6,122**	6,122
	– 應收非貿易賬項（附註i）	**11,152**	10,684
	– 應付貿易賬項	**(4,128)**	(4,414)

		截至六月三十日止六個月 二零零五年 千港元	二零零四年 千港元
歐意藥業有限公司（「歐意」），為石藥公司之聯繫人士（附註j）	銷售製成品（附註a）	**1,248**	–
	採購原材料（附註a）	**6,319**	–
	租金收入（附註f）	**150**	–
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註b）	**131**	–
	提供技術顧問服務之收入（附註f）	**388**	–

14. 資本承擔

於結算日，本集團之資本承擔如下：

	二零零五年六月三十日 千港元	二零零四年十二月三十一日 千港元
有關購買物業、機器及設備之已簽約但未在財務報表中撥備之資本開支	**140,847**	339,758

15. 已抵押銀行存款

已抵押銀行存款包括就購買物業、機器及設備而抵押之存款 3,761,000 港元，在資產負債表列為非流動性質。餘額 666,000 港元為本集團就獲批之短期銀行信貸而抵押予銀行之存款，列為流動資產。

16. 或然負債

本公司知悉本公司及一間全資附屬公司名列在美國提出之多宗反壟斷投訴（「反壟斷投訴」）之若干答辯人之中。於二零零五年六月三十日，其中兩宗反壟斷投訴已正式送達本公司及該全資附屬公司。反壟斷投訴之詳情已於之前公佈並載於本公司二零零四年年報。

本公司董事認為反壟斷投訴之指控並無理據，而本公司董事擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

17. 關連交易、關聯人士交易及結餘

期內，本集團與關聯人士（根據上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。期內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

11. 應收貿易賬項及其他款項

本集團向其貿易客戶提供30日至90日之信貸期。應收貿易賬項之賬齡分析如下：

	二零零五年六月三十日 千港元	二零零四年十二月三十一日 千港元
0至90日	**332,105**	334,482
91至180日	**33,597**	20,719
181至365日	**1,110**	1,952
	366,812	357,153
其他應收款項	**199,499**	56,476
	566,311	413,629

12. 應付貿易賬項及其他款項

應付貿易賬項之賬齡分析如下：

	二零零五年六月三十日 千港元	二零零四年十二月三十一日 千港元
0至90日	**415,681**	313,984
91至180日	**40,118**	42,197
181至365日	**33,612**	18,727
365日以上	**18,722**	18,358
	508,133	393,266
其他應付款項	**534,973**	468,074
	1,043,106	861,340

13. 銀行貸款

期內，本集團取得新借銀行貸款約896,147,000港元。該等貸款按當時之市場利率計息，用作本集團一般營運資金。此外，本集團亦於期內償還銀行貸款約565,020,000港元。

根據有關中國法則，本集團若干中國附屬公司在初期之獲利年度可獲豁免中國企業所得稅。期內之稅項支出乃指已計及上述稅務優惠之稅項準備。

期內或於結算日並無重大之遞延稅項。

6. 每股基本盈利

截至二零零五年六月三十日止六個月本公司普通股本權益持有人應佔之每股基本盈利乃根據以下數字計算：

	截至六月三十日止六個月	
	二零零五年	二零零四年
期內本公司股本權益持有人應佔之溢利	**85,571,000 港元**	145,535,000 港元
計算每股基本盈利所用之普通股數目	**1,538,124,661 股**	1,538,124,661 股

由於截至二零零五年及二零零四年六月三十日止六個月並無可產生攤薄影響之潛在普通股，故無呈列該兩段期間之每股攤薄盈利。

7. 股息

期內，並無向股東派付任何作為截至二零零四年十二月三十一日止年度之末期股息之股息（二零零四年一月一日至二零零四年六月三十日：每股 7.0 港仙）。

董事議決不宣派截至二零零五年六月三十日止期間之中期股息（二零零四年一月一日至二零零四年六月三十日：無）。

8. 物業、機器及設備之變動

期內，本集團動用 322,863,000 港元購買物業、機器及設備。

此外，本集團出售賬面值為 15,598,000 港元之若干物業、機器及設備，錄得出售虧損 12,620,000 港元。

9. 預付租賃款項之變動

期內，本集團動用 18,043,000 港元購買租賃土地。

10. 無形資產之變動

期內，本集團動用 1,526,000 港元購買無形資產。

按地域劃分

本集團按地區市場劃分之分類資料如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
營業額		
中華人民共和國（「中國」）	**1,001,769**	848,345
亞洲（不計中國）	**214,842**	136,529
歐洲	**128,002**	69,379
美洲	**84,772**	82,195
其他地區	**13,258**	8,889
	1,442,643	1,145,337

4. 除稅前溢利

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
除稅前溢利已扣除（計入）：		
計入行政開支之無形資產攤銷	**7,418**	6,128
計入行政開支之商譽攤銷	**–**	1,591
預付租賃款項之攤銷	**1,748**	1,418
物業、機器及設備之折舊	**106,762**	69,118
研究及開發開支	**5,039**	1,075
銀行利息收入	**(1,390)**	(943)
應佔合營企業之中國企業所得稅（計入應佔合營企業（虧損）溢利）	**22**	325

5. 所得稅開支

兩段期間之支出為中國企業所得稅。

由於本公司或其香港附屬公司在期內並無應課稅溢利，故毋須繳付香港利得稅。在其他司法權區產生之稅項乃按有關司法權區當時之稅率計算。

截至二零零五年六月三十日止六個月

	原料藥						
	維生素C系列 千港元	青霉素系列 千港元	頭孢菌素系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	370,174	158,960	376,431	533,768	3,310	–	1,442,643
類別間銷售	–	115,811	72,916	–	–	(188,727)	–
總計	370,174	274,771	449,347	533,768	3,310	(188,727)	1,442,643
分類業績	71,902	(12,227)	33,900	44,887	(8,395)		130,067
未分配之公司支出							(10,822)
應佔合營企業虧損					(438)		(438)
財務費用							(25,575)
除稅前溢利							93,232
所得稅支出							(7,665)
期內溢利							85,567

類別間銷售乃按當時之市場水平計價。

截至二零零四年六月三十日止六個月

	原料藥						
	維生素C系列 千港元	青霉素系列 千港元	頭孢菌素系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	291,023	171,227	230,857	450,549	1,681	–	1,145,337
類別間銷售	–	100,785	31,193	–	–	(131,978)	–
總計	291,023	272,012	262,050	450,549	1,681	(131,978)	1,145,337
分類業績	121,310	9,473	28,222	34,205	(4,209)		189,001
未分配之公司支出							(9,067)
應佔合營企業溢利					1,801		1,801
財務費用							(10,434)
除稅前溢利							171,301
所得稅支出							(25,477)
期內溢利							145,824

類別間銷售乃按當時之市場水平計價。

於資產負債表之項目

	於二零零四年十二月三十一日（原列）千港元	調整 千港元	於二零零五年一月一日（經重列）千港元
物業、機器及設備	3,012,604	(104,285)	2,908,319
預付租賃款項	–	104,285	104,285
對資產與負債之淨影響	3,012,604	–	3,012,604

本集團並無提前應用下文所列之已頒佈但未生效之新準則或詮釋。本公司董事預期該等準則或詮釋之應用不會對本集團之財務報表造成任何重大影響。

會計準則第 19 號（經修訂）	精算收益及虧損、集團計劃及披露
會計準則第 39 號（經修訂）	預測集團內部交易之現金流量對沖會計處理
會計準則第 39 號（經修訂）	公平價值選擇
財務報告準則 – 詮釋 4	釐定安排是否含有租賃
財務報告準則 – 詮釋 5	解除運作、恢復和環境更生基金所產生之利息之權利

3. 分類資料

業務分類

本集團呈報之基本分類資料以產品劃分，即原料藥（包括維生素 C 系列、青霉素系列及頭孢菌素系列）、成藥及其他。此等產品之分類資料呈列如下:

並無計算商譽攤銷。二零零四年之比較數字並無重列。本集團估計於二零零五年一月一日起之六個月內採納有關中止商譽攤銷之財務報告準則第 3 號將令期內之純利增加 1,591,000 港元。

企業合併

在本期間，本集團亦應用會計準則第 21 號「外幣滙率轉變之影響」，該準則規定有關商譽視作海外業務之資產與負債處理，並於每個結算日按收市滙率換算。之前因收購海外業務而產生之商譽乃於每個結算日按過往滙率列賬。根據會計準則第 21 號之有關過渡條文，於二零零五年一月一日前因收購而產生之商譽視作本公司之非貨幣外滙項目處理。因此，並無作出前期調整。

財務工具

在本期間，本集團已應用會計準則第 39 號「財務工具：確認及計量」，該準則由二零零五年一月一日或之後開始之年度期間生效，一般上不允許以追溯方式確認、不確認或計量財務資產與負債。

由二零零五年一月一日起，本集團根據會計準則第 39 號為其債務及股本證券以外之財務資產及財務負債（之前不在會計實務準則第 24 號之範圍內）作出分類及計量。如上文所述，根據會計準則第 39 號財務資產分類為「按公平價值透過溢利或虧損之財務資產」、「可供出售之財務資產」、「貸款及應收賬項」或「持有至到期之財務資產」。財務負債一般分類為「按公平價值透過溢利或虧損之財務負債」或「按公平價值透過溢利或虧損之財務負債以外之財務負債（其他財務負債）」。「其他財務負債」以實際利息方法按攤銷成本列賬。採納會計準則第 39 號對本集團之累積溢利並無重大影響。

擁有人自用之租賃土地權益

在過往期間，擁有人自用之租賃土地及樓宇列入物業、機器及設備，乃於結算日按成本減折舊及攤銷以及任何減值虧損列賬。在本期間，本集團應用會計準則第 17 號「租賃」。根據會計準則第 17 號，土地及樓宇租約之土地及樓宇兩部份就租約分類而言乃分開處理，除非租賃款項不能在土地及樓宇之間可靠地分配，在此情況下整份租約一般視作財務租約處理。倘租賃款項能在土地及樓宇之間可靠地分配，則土地之租賃權益重新歸類為經營租約下之預付租賃款項，乃按成本以直線法於租約期攤銷列賬。是項會計政策之轉變已追溯應用。倘租賃款項不能在地土地及樓宇之間可靠地分配，土地之租賃權益繼續作為物業、機器及設備入賬。會計準則第 17 號之轉變影響如下：

簡明財務報表附註

截至二零零五年六月三十日六個月

1. 編製基準

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16之適用披露規定及香港會計師公會（「會計師公會」）頒佈之香港會計準則（「會計準則」）第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本法編製。

除下文所述者外，簡明財務報表所用之會計政策乃與編製本集團截至二零零四年十二月三十一日止年度之全年財務報表所用者一致。

於本期內，本集團首次應用由會計師公會頒佈之多項由二零零五年一月一日或之後開始之會計期間生效之新訂香港財務報告準則（「財務報告準則」）、會計準則及詮釋（以下統稱「新財務報告準則」）。

新財務報告準則之應用導致收益表、資產負債表及股本權益變動報表之呈列有所轉變。特別指出，少數股東權益及應佔合營企業稅項之呈列有所轉變。呈列上之轉變已追溯應用。採納新財務報告準則亦導致本集團之會計政策在以下方面出現影響到本個及之前會計期間之業績之編製及呈列之轉變：

商譽

在本期間，本集團應用財務報告準則第3號「企業合併」，其主要影響概述如下：

在過往期間，於二零零一年一月一日前因收購而產生之商譽乃於儲備持有，而二零零一年一月一日後因收購而產生之商譽予以資本化並在其估計可用年期內攤銷。本集團已應用財務報告準則第3號之有關過渡條文。先前於儲備確認之商譽繼續於儲備持有，並將於與商譽有關之業務出售或與商譽有關之現金產生單位出現減值時撥入本集團當時之保留溢利。就先前於資產負債表資本化之商譽，本集團由二零零五年一月一日起不再攤銷該等商譽，而商譽將至少每年或於收購進行之財政年度測試有否減值。於二零零五年一月一日後因收購而產生之商譽乃於最初確認後按成本減累計減值虧損（如有）列賬。因是項會計政策之轉變，本期間

簡明綜合現金流動表

截至二零零五年六月三十日止六個月

	截至六月三十日止六個月	
	二零零五年 千港元 （未經審核）	二零零四年 千港元 （未經審核）
經營活動（所用）所得之現金淨額	**(81,584)**	360,099
投資活動所用之現金淨額:		
出售物業、機器及設備所得款項	**2,978**	2,014
購買物業、機器及設備	**(322,863)**	(413,623)
購買無形資產	**(1,526)**	(15,622)
購買租賃土地	**(18,043)**	(2,806)
其他投資方面之現金流量	**14,991**	(33,223)
	(324,463)	(463,260)
融資活動所得之現金淨額:		
新借銀行貸款	**896,147**	298,709
償還銀行貸款	**(565,020)**	(98,906)
其他融資方面之現金流量	**(25,575)**	(79,639)
	305,552	120,164
現金及現金等值之（減少）增加淨額	**(100,495)**	17,003
期初之現金及現金等值	**501,346**	473,199
期結之現金及現金等值		
銀行結存及現金	**400,851**	490,202

簡明綜合股本權益變動報表

截至二零零五年六月三十日止六個月

	股本 千港元	股份溢價 千港元	商譽儲備 千港元	匯兌儲備 千港元	非分派儲備 千港元	累計溢利 千港元	本公司股本權益持有人應佔之股本權益 千港元	少數股東權益 千港元	總額 千港元
於二零零四年一月一日	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697	8,272	2,129,969
期內溢利	–	–	–	–	–	145,535	145,535	289	145,824
已付股息(附註7)	–	–	–	–	–	(107,669)	(107,669)	–	(107,669)
於二零零四年六月三十日	153,812	1,116,727	(167,254)	2,692	194,110	859,476	2,159,563	8,561	2,168,124
附屬公司少數股東出資	–	–	–	–	–	–	–	1,966	1,966
應佔合營企業之非分派儲備	–	–	–	–	865	(865)	–	–	–
轉撥	–	–	–	–	81,359	(81,359)	–	–	–
期內溢利	–	–	–	–	–	99,476	99,476	92	99,568
已付附屬公司少數股東之股息	–	–	–	–	–	–	–	(561)	(561)
於二零零四年十二月三十一日	153,812	1,116,727	(167,254)	2,692	276,334	876,728	2,259,039	10,058	2,269,097
附屬公司少數股東出資	–	–	–	–	–	–	–	1,330	1,330
期內溢利	–	–	–	–	–	85,571	85,571	(4)	85,567
於二零零五年六月三十日	153,812	1,116,727	(167,254)	2,692	276,334	962,299	2,344,610	11,384	2,355,994
應佔權益者:									
– 本公司及附屬公司	153,812	1,116,727	(160,130)	2,585	268,976	941,494	2,323,464	11,384	2,334,848
– 合營企業	–	–	(7,124)	107	7,358	20,805	21,146	–	21,146
	153,812	1,116,727	(167,254)	2,692	276,334	962,299	2,344,610	11,384	2,355,994

附註： 非分派儲備包括根據中國法規須自本公司中國附屬公司及合營企業之除稅後溢利撥出之法定儲備。

簡明綜合資產負債表

於二零零五年六月三十日

	附註	二零零五年 六月三十日 千港元 （未經審核）	二零零四年 十二月三十一日 千港元 （經審核及重列）
非流動資產			
物業、機器及設備	8	3,156,128	2,908,319
預付租賃款項	9	116,968	101,448
無形資產	10	64,058	69,950
商譽		55,764	55,764
於合營企業之權益		24,216	24,654
應收貸款		655	655
已抵押銀行存款	15	3,761	9,416
就購買物業、機器及設備支付之按金		–	47,305
		3,421,550	3,217,511
流動資產			
預付租賃款項	9	3,612	2,837
存貨		613,515	452,855
應收貿易賬款及其他款項	11	566,311	413,629
應收票據		175,760	90,331
應收貸款		795	795
應收關聯公司貿易款項		17,287	3,854
應收合營企業款項		17,274	16,806
已抵押銀行存款	15	666	7,282
銀行結存及現金		400,851	501,346
		1,796,071	1,489,735
流動負債			
應付貿易賬款及其他款項	12	1,043,106	861,340
應付票據		299,117	388,040
應付關聯公司款項		58,028	58,423
應付合營企業貿易款項		4,128	4,414
應付稅項		4,081	3,892
銀行貸款 – 一年內到期	13	94,177	249,813
		1,502,637	1,565,922
流動資產（負債）淨值		293,434	(76,187)
總資產減流動負債		3,714,984	3,141,324
非流動負債			
最終控股公司貸款		54,818	54,818
銀行貸款 – 一年後到期	13	1,304,172	817,409
		1,358,990	872,227
		2,355,994	2,269,097
資本及儲備			
股本		153,812	153,812
儲備		2,190,798	2,105,227
本公司股本權益持有人應佔之股本權益		2,344,610	2,259,039
少數股東權益		11,384	10,058
		2,355,994	2,269,097

簡明綜合收益表

截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零五年 千港元 （未經審核）	 二零零四年 千港元 （未經審核及經重列）
營業額		**1,442,643**	1,145,337
銷售成本		**(1,102,790)**	(796,639)
毛利		**339,853**	348,698
其他經營收入		**5,982**	4,250
分銷成本		**(71,106)**	(64,328)
行政開支		**(141,406)**	(103,199)
其他經營開支		**(14,078)**	(5,487)
經營溢利		**119,245**	179,934
應佔合營企業（虧損）溢利		**(438)**	1,801
財務費用		**(25,575)**	(10,434)
除稅前溢利	4	**93,232**	171,301
所得稅開支	5	**(7,665)**	(25,477)
期內溢利		**85,567**	145,824
應佔溢利者：			
本公司股本權益持有人		**85,571**	145,535
少數股東權益		**(4)**	289
		85,567	145,824
每股基本盈利	6	**5.56 港仙**	9.46 港仙
股息	7	**–**	107,669

Deloitte.
德勤

致中國製藥集團有限公司董事會
（於香港註冊成立之有限公司）

緒言

本會計師行獲　貴公司指派審閱第六至十九頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定編製符合香港會計師公會（「會計師公會」）頒佈之香港會計準則第34號「中期財務報告」及其有關條文之中期財務報告。中期財務報告由董事負責並已獲董事通過。

本行之責任是根據本行之審閱結果就中期財務報告達致獨立之結論，並根據雙方協定之聘用條款僅向　閣下作為一個團體報告本行之結論，除此之外並無其他目的。本行概不就本報告之內容向任何其他人士承擔責任。

所進行之審閱工作

本行乃根據會計師公會頒佈之核數準則第700號「受聘審閱中期財務報告」進行審閱工作。審閱工作主要包括向管理層進行查詢並對中期財務報告進行分析程序，從而評估會計政策及呈列方式除披露之個別情況外有否一致運用。審閱工作不包括測試監控及核證資產、負債及交易等核數程序。審閱之範圍遠小於核數，因此所提供之保證亦低於核數。本行因此並非對中期財務報告發表核數意見。

審閱結論

基於本行並不構成核數之審閱工作，本行並無發現任何應對截至二零零五年六月三十日止六個月之中期財務報告作出之重大修訂。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零五年九月七日

財務回顧

於二零零五年六月三十日，本集團的流動比率為 1.20，而二零零四年十二月三十一日為 0.95。期內的應收賬周轉期（應收賬款及應收票據總結餘相對於銷售額（包含在中國內銷的增值稅）的比率）略為增加至 61 日，而二零零四年十二月三十一日為 59 日。存貨周轉期（存貨結餘相對於銷貨成本的比率）由二零零四年十二月三十一日的 91 日增加至二零零五年六月三十日的 101 日。為縮短存貨周轉期，本集團會在本年下半年加強存貨控制。於二零零五年上半年，本集團的資本開資為 388,200,000 港元。

於二零零五年六月三十日，本集團的貸款總額為 1,453,100,000 港元（包括銀行貸款 1,398,300,000 港元及來自最終控股公司的貸款 54,800,000 港元）。貸款總額於一至四年內到期，其中 94,200,000 港元須於一年內償還，其餘 1,358,900,000 港元須於一至四年內償還。淨資本負債比率為 45%，乃按結算日本集團的貸款總額扣除銀行存款、銀行結存及現金 405,300,000 港元後除以股東資金而得出。

本集團 44% 的貸款以港元計值，餘下 56% 以人民幣計值，而本集團的收入為人民幣或美元。本集團認為本集團面對的外幣滙率風險有限。

僱員

於結算日，本集團共有僱員約 9,842 人，大部份受僱於國內。本集團繼續因應集團和個別員工的表現向僱員提供具競爭力的薪酬、酌情授予的購股期權及花紅。

管理層討論及分析

業務回顧及展望

業績

於二零零五年上半年，本集團的營業額及本公司股本權益持有人應佔溢利分別為 1,442,643,000 港元及 85,571,000 港元，較去年同期分別增加 26% 及減少 41%。

維生素 C 系列

期內維生素 C 的產量為 14,694 噸，較二零零四年同期增加 98%。然而，維生素 C 的價格在期內持續下降。於本年第一季及第二季，維生素 C 的平均售價分別為每公斤 3.60 美元及 3.26 美元。整個系列的毛利率由二零零四年上半年的 52.1% 減少至本期的 31.3%。

於本年下半年，本集團會生產更多維生素 C 下游產品，以改善產品組合和提高利潤。

青霉素系列

期內青霉素的產量為 2,483 噸，較二零零四年同期減少 5%。價格在期內持續疲弱。於本年上半年，青霉素工業鹽及阿莫西林的平均售價分別為每公斤 9.07 美元及 23.39 美元。整個系列的毛利率由二零零四年上半年的 18.8% 減少至本期的 9.4%。

市場料會繼續整固，而價格在本年下半年仍會偏低。然而，隨着內蒙古的新生產線投產，本集團預期生產成本將可在本年下半年降低。

頭孢菌素系列

期內 7-ACA 的產量達 571 噸，較二零零四年同期增加 59%。期內該產品的市場需求強勁。於本年第一季及第二季，7-ACA 的平均售價分別為每公斤 86.80 美元及 94.95 美元。整個系列的毛利率由二零零四年上半年的 16.2% 增至本期的 24.4%。

成藥

儘管市場競爭仍然激烈，集團的成藥業務仍能維持其增長勢頭。收入由二零零四年上半年的 450,500,000 港元增至本期的 533,800,000 港元。毛利率由 24.4% 微升至 24.7%。然而，市場競爭在本年下半年料會維持激烈。

董事

執行董事：

蔡東晨（主席）

丁二剛

馮振英

紀建明

魏福民

姚世安

岳　進

非執行董事：

李嘉士

獨立非執行董事：

陳兆強

郭世昌

霍振興

齊謀甲

律師

胡關李羅律師行

香港

康樂廣場1號

怡和大廈27樓

核數師

德勤•關黃陳方會計師行

執業會計師

香港

中環干諾道中111號

永安中心26樓

公司秘書

李嘉士

授權代表

丁二剛

魏福民

註冊辦事處

香港

灣仔

港灣道18號

中環廣場

38樓

3805室

股份過戶登記處

秘書商業服務有限公司

香港

灣仔告士打道56號

東亞銀行港灣中心地下

證券交易所

香港聯合交易所有限公司

股份代號

1093

網址

www.cpg.hk

目錄

中國製藥集團有限公司
China Pharmaceutical
Group Limited

二 零 零 五 年 中 期 報 告